

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2022

Stephen N. Cannon
Chief Executive Officer
Archimedes Tech Spac Partners Co
2093 Philadelphia Pike #1968
Claymont, DE 19703

Re: Archimedes Tech Spac Partners Co
Amendment No. 1 to Registration Statement on Form S-4
Filed February 14, 2022
File No. 333-262094

Dear Mr. Cannon:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 9, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4

Material U.S. Federal Tax Consequences, page 120

1. We note your response to prior comment 14 and that the opinions filed as Exhibits 8.1 and 8.2 are short-form tax opinions. The short-form tax opinions and the tax disclosures in the prospectus both must clearly state that the disclosures in the tax consequences sections of the prospectus are the opinions of counsel. Refer to Section III.B.2 of Staff Legal Bulleting No. 19. Please revise the prospectus disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 143

2. We note the revised disclosure in response to prior comment 33 indicating that

monetization revenue was generated from the SoundHound music identification app. You also indicate in the response that this is the same monetization revenue stream discussed in the Information about SoundHound section and the Company Overview section of Management's Discussion and Analysis. However, it appears that monetization revenue discussed in these sections relates to the revenue generated from services for generating leads and transactions on voice-enabled products from the voice-enabled services, which you will share with the voice-enabled product creators. Please revise your discussions on pages 136 and 145 to indicate the amount of revenue, if any, that you have generated in each of the periods presented from monetization revenue, unrelated to your SoundHound music identification app.

Factors Affecting Our Operating Results, page 147

3.   We note the revised disclosure in response to prior comment 17 indicating the amount of renewable revenue in all periods presented is at least 90%. Please further explain how this percentage was computed. In this regard, we note from your discussion of the change in revenue in the nine months ended September 30, 2021 compared to the nine months ended September 30, 2020 on page 51 that $4.3 million of the increase in revenue related to a one-time contract modification to end a distinct professional service contract prior to completion and $0.7 million of the increase in revenue related to the completion of distinct professional services.

Results of Operations, page 150

4.   In your discussion of the change in revenue in the nine months ended September 30, 2021 and 2020, you indicate that $4.3 million of the increase was due to a one-time contract modification to end a distinct professional service contract prior to completion. Please explain the factors offsetting the increase in distinct professional services, as we note from your disclosure on page F-123 that professional services revenue only increased by $3.0 million.

5.   We note the revised disclosure in response to prior comment 19 in your discussion of the comparison of revenue in the nine months ended September 30, 2021 and 2020. Please also address the reasons for changes in revenue by geographic location in your comparison of fiscal 2020 and fiscal 2019.

Cash Flows Used in Operating Activities, page 157

6.   Please further revise your disclosure in response to prior comment 21 to address the decrease in deferred revenue as a result of the modification of certain contracts that reduced the scope of the Company's performance obligations, as noted from your disclosure on page F-124.

Unaudited Pro Forma Condensed Combined Financial Information, page 160

7.   In response to prior comment 22, you indicate that there is no impact on the classification

related to changes in terms of the warrants to purchase Series C preferred stock. Please tell us what consideration you gave to giving effect to the Series C warrants being fully exercised for the Series C preferred stock that will convert into shares of SoundHound common stock immediately prior to effectiveness. Refer to Rule 11-01(a) of Regulation S-X.

Notes to Unaudited Condensed Consolidated Financial Statements
Note 2. Revenue Recognition, page F-121

8.   Please tell us which sources of revenue you have included in the over time revenue and point-in-time revenue disclosed on page F-123 and reconcile to your disclosures elsewhere. In this regard, we note your disclosure on page F-122 that $5,803 and $1,333 of professional services revenue during the nine months ended September 30, 2021 and 2020, respectively, was recognized at a point in time and monetization revenue is recognized at a point in time when the advertisements are placed.

9.   We note the revised disclosure in response to prior comment 33 indicating that monetization revenue was generated from the SoundHound music identification app. Explain why your disclosure on page F-124 indicates that revenue from monetization is generated from Houndified Ads and is largely transaction based, consisting of focused ad targeting to users of Houndified Products accessing Houndified Services. Revise to clarify, accordingly.

Note 7. Convertible Notes and Notes Payable, page F-126

10.   Please revise your disclosure of the maturity of your convertible notes and notes payable throughout your filing to ensure the disclosures are consistent with the terms in your response to prior comment 39.

Note 14. Net Loss Per Share, page F-137

11.   We note you included the number of Series C convertible preferred stock warrants outstanding in the table in response to prior comment 40. Revise to also include the warrants in the total amount accordingly.

     You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance

Office of Technology

cc: Giovanni Caruso